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                                                                  EXHIBIT (a)(4)

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    [LOGO]

                                                                    May 14, 1997

Dear Shareholder:

    We are pleased to inform you that on May 8, 1997, GCR Holdings Limited entered into an Agreement and Plan of Amalgamation with EXEL Limited and Exel Acquisition Ltd., a wholly-owned subsidiary of EXEL Limited, which provides for the acquisition of all of the shares of GCR at a price of $27.00 per share, payable in cash. Under the terms of the Amalgamation Agreement, on May 14, 1997, Exel Acquisition Ltd. commenced a tender offer to purchase all of the outstanding shares of GCR at a cash price of $27.00 per share. The Amalgamation Agreement provides that, subject to the satisfaction or waiver of certain conditions, the tender offer will be followed by an amalgamation of Exel Acquisition Ltd. and GCR, in which case those shares that are not purchased in the tender offer will be canceled, and the holder thereof will be entitled to receive in cash the price paid per share pursuant to the tender offer.

    GCR'S BOARD OF DIRECTORS UNANIMOUSLY (I) HAS DETERMINED THAT THE TENDER OFFER AND THE AMALGAMATION ARE FAIR TO, AND IN THE BEST INTERESTS OF, GCR AND ITS SHAREHOLDERS, (II) HAS APPROVED THE AMALGAMATION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE TENDER OFFER AND THE AMALGAMATION, AND (III) RECOMMENDS THAT YOU ACCEPT THE TENDER OFFER AND TENDER ALL YOUR SHARES IN THE TENDER OFFER.

    In arriving at its recommendation, GCR's Board of Directors gave careful consideration to various factors described in GCR's Solicitation/Recommendation Statement on Schedule 14D-9 which is enclosed herewith. The Schedule 14D-9 includes additional information with respect to the tender offer and the amalgamation.

    Also enclosed herewith is Exel Acquisition Ltd.'s Offer to Purchase and related materials, including a Letter of Transmittal, which set forth the terms and conditions of the tender offer and provide instructions on how to tender your shares. I urge you to read the enclosed materials carefully in making your decision with respect to tendering your shares.

    I would also like to note that the dividend of $0.62 per share that was declared on April 25, 1997, and payable on May 27, 1997, will in no way be affected by the Offer, the Amalgamation Agreement or any of the transactions contemplated thereby. The dividend is payable to shareholders of record on May 14, 1997.

    The Board of Directors and management of GCR thank you for the support and encouragement you have given GCR.

                                          Steven H. Newman
                                          Chairman of the Board